

December 16, 2010

Alton L. Boynton
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

> **Re:** **Northwest Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-33393**

Dear Mr. McLeod:

We have reviewed your filings and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business
Intellectual Property, page 13

1. We note your statement that you have "33 issued and licensed patents." To the extent that your technology is substantially dependent on patents licensed from third parties, please identify the parties, and provide proposed disclosure describing the terms of the licenses and file copies of the agreements as exhibits. If you believe you are not substantially dependent on these licenses, please provide us with an analysis supporting your determination.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2008 Compared to the Year Ended December 31, 2009, page 34

2. Please provide proposed disclosure to be included in future filings to include an explanation for the loan conversion inducement recorded during 2009.

Liquidity and Capital Resources, page 34

3. In future filings please provide a discussion of your short term capital requirements and sources available.

Contractual Obligations, page 36

4. To the extent that your agreements with Synteract, Media Marketing Communications and Dr. David Filer are material, please describe the material terms of each. The description should include the nature of each party's obligations, required payments, term and termination provisions, as well as any other material terms. If you are substantially dependent on any of the agreements, please file them as exhibits.

Directors, Executive Officers and Corporate Governance, page 37

5. Please provide draft disclosure that discusses the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director for the registrant as required by Item 401(e) of Regulation S-K.

Notes to the Consolidated Financial Statements
(5) Stockholders' Equity (Deficit)
(c) Common Stock Issuances, page 65

6. Please explain to us why you valued the common stock issued for services in 2009 based on the price of your common stock in recent financing transactions rather than on the quoted market price. Please cite the authoritative accounting literature you relied upon in your analysis.

Signatures, page 77

7. Pursuant to General Instruction D of Form 10-K, your Form 10-K must be signed by your principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of the board of directors. As it does not appear that it has been signed by a majority of the board of directors, you should amend your filing to include all required signatures. To the extent that Mr. Boynton serves in the capacity as principal

Alton L. Boynton
Northwest Biotherapeutics, Inc.
December 16, 2010
Page 3

executive officer, principal financial officer, and controller or principal accounting
officer, the signature block should so indicate.

Exhibit 31.1

8. We note that you filed your Principal Executive Officer and Principal Financial Officer
certification under Item 601(b)(31) of Regulation S-K. Please amend your filing to revise
the certification to include the introductory language of paragraph 4 of Item 601(b)(31) of
Regulation S-K to include reference to internal controls. Please also amend your Forms
10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010 to revise
the certifications.

Form 10-Q for the quarterly period ended September 30, 2010

Signatures, page 26

9. Pursuant to General Instruction G of Form 10-Q, your Form 10-Q must be signed by your
principal executive officer, principal financial officer, controller or principal accounting
officer, and a majority of the board of directors. As it does not appear that it has been
signed by a majority of the board of directors, you should amend your filing to include all
required signatures. To the extent that Mr. Boynton serves in the capacity as principal
financial officer and controller or principal accounting officer, the signature block should
so indicate. Similarly, amend your Form 10-Qs for the periods ending March 31, 2010
and June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filings;
- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief, at (202) 551-367 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant